


02024095


RECD S.E.C.
MAR 2 0 2002
080





ROBERT HALF INTERNATIONAL INC.

ANNUAL REPORT 2001

Worldwide Leader in Specialized Staffing Services Since 1948

FIVE YEARS' SELECTED FINANCIAL DATA

Years Ended December 31, *(in thousands, except per share amounts)*	*2001*	*2000*	*1999*	*1998*	*1997*
FOR THE YEAR:					
Net service revenues	$2,452,850	$2,699,319	$2,081,321	$1,793,041	$ 1,302,876
Net income	$ 121,107	$ 186,103	$ 141,441	$ 131,580	$ 93,697
DILUTED NET INCOME PER SHARE:	$ .67	$ 1.00	$ .77	$ .69	$ .50
DILUTED SHARES:	181,489	186,068	184,589	189,643	187,998
AT YEAR END:					
Total assets	$ 994,162	$ 971,029	$ 777,188	$ 703,719	$ 561,367
Debt financing	$ 2,682	$ 3,764	$ 3,495	$ 4,712	$ 8,157
Stockholders' equity	$ 805,696	$ 718,539	$ 576,103	$ 522,470	$ 418,800

All shares and per share amounts have been restated to retroactively reflect the two-for-one stock split effected in the form of a stock dividend in June 2000.

REVENUES
(in millions)



$3000
$2500
$2000
$1500
$1000
$500
0
'97
'98
'99
'00
'01

NET INCOME
(in millions)



$200
$150
$100
$50
0
'97
'98
'99
'00
'01

INCOME PER SHARE
(in dollars)



$1.00
$.80
$.60
$.40
$.20
0
'97
'98
'99
'00
'01

TO OUR STOCKHOLDERS



Harold M. Messmer, Jr.
Chairman and Chief Executive Officer

For U.S. businesses, 2001 was without a doubt one of the toughest years in more than a decade. The labor markets were greatly impacted by a weakened economy, and the record employment levels of the past several years dipped sharply in response. It was a year marked by the rapid decline of the dot-com industry, recession and the tragic events of September 11. It was also the year we lost our founder and good friend, Bob Half, at the age of 82 (see "In Memoriam," page 8).

Revenues and earnings for each of our specialized staffing divisions experienced declines that worsened as the year progressed. A growing number of companies put hiring plans on hold or made personnel cutbacks during the year. Likewise, business expansion efforts were deferred as firms looked for ways to control expenses. Not surprisingly, our permanent placement division, *Robert Half*, was the most deeply impacted by these trends.

The cautious business climate was exacerbated by the September 11 terrorist attacks, which had a sudden, devastating impact on the economy. Small businesses, which make up a large part of our client base, were particularly affected by the uncertainty following these events. Business optimism declined rapidly among this group just as unemployment levels rose, according to reports from the National Federation of Independent Business.

Our *Accountemps* division, which places temporary accounting professionals, and *OfficeTeam*, our high-end temporary administrative staffing division, saw year-over-year revenues fall 6.6 and 6.7 percent, respectively, in an environment in which many competitors experienced even greater declines. *RHI Consulting*, which specializes in placing contract and full-time technology professionals, was affected by the difficult conditions in the technology sector and, as a result, experienced revenue declines for the year of 18.7 percent.

On a more positive note, despite sequential revenue declines in the second half of 2001, one of our newer divisions, *RHI Management Resources*, saw revenues increase 3.4 percent year-over-year, illustrating the growth potential of this business in a stronger economy. *RHI Management Resources* was launched in 1997 to provide companies with senior-level financial talent on a consulting basis. Most recently, this division has benefited from increased demand for independent accounting staff for accounting-related projects, thereby avoiding the potential conflicts of interest that may arise when a company uses its audit firm for non-audit work or consulting activities.

The Company's experience weathering nine prior recessions in our 54-year history helped us maintain our leadership position in 2001, despite the obvious challenges facing the staffing industry. When we look back on the year, it will no doubt be with a sense of pride in our employees worldwide for their tremendous efforts. Your Company continued to distinguish itself by doing what we do best: providing our clients and job candidates with the highest quality service now synonymous with the Robert Half International (RHI) name.

2001: THE YEAR IN REVIEW

- Revenues of $2.5 billion, a decline of 9 percent from 2000.
- Net income of $121.1 million, down 35 percent from the prior year.
- Earnings per share of $.67, down 33 percent from the $1.00 per share reported in 2000.
- After-tax cash flow from operations of $276 million for the year, an increase of 3 percent over the prior year. We are very pleased with the ability of our business to generate excellent cash flow regardless of market conditions.
- Unleveraged return on equity of 16 percent for the year, which remains one of the highest among all business services firms.
- In January 2002, *Forbes* magazine included RHI for the fourth consecutive year on the Forbes Platinum 400 list of the best big companies in America, ranking your Company one of the top U.S. business services firms for investor returns and growth.
- In February 2002, *Fortune* magazine named RHI to its list of "America's Most Admired Companies," ranking the Company number one among all temporary staffing firms for the fourth straight year.
- Based on total returns to investors for the most recent five-year period, Robert Half International common stock ranked in the top 14 percent of all firms listed on the New York Stock Exchange, outperforming the staffing industry and the S&P 500 index as a whole.

BUSINESS OVERVIEW

Although 2001 ended RHI's eight-year streak of double-digit internal revenue growth, we nonetheless closed the year with a solid balance sheet and strong cash position. To lay the groundwork for future growth, we continued our investments in technology to streamline operations and enhance productivity, and we renewed our commitment to the professional development of our internal staff through comprehensive training programs. We also increased our spending on strategic, client-oriented advertising to address changing market conditions.

Before slowing in the fourth quarter, the European labor markets remained relatively solid for most of 2001. We continued our international expansion by adding locations in Europe, further developing our international Corporate Services center in Belgium, and opening new offices in Australia and New Zealand. International operations now account for 15 percent of revenues, up from 11 percent one year ago. RHI has 57 locations in 10 countries outside the United States.

As noted, we were pleased with our strong financial position throughout 2001. We ended the year with $347 million in cash on the balance sheet after repurchasing 4.3 million shares of RHI common stock during the year as part of our previously authorized stock repurchase program. Our preferred use of cash continues to be the repurchase of our own shares, and we have the authority to repurchase an additional eight million shares under this program. Cash and equivalents are also available for investment in new and existing services or acquisitions.

With regard to acquisitions, RHI's philosophy remains constant. Our primary consideration is that the acquisition prospect possess an outstanding reputation, a quality focus, and a history of excellent service to clients and job candidates. Acquisitions will be considered if we feel that our specialized, professional staffing approach and infrastructure will enable us, along with our new partner, to provide superior service to clients and candidates. While we remain interested in opportunities that meet our selective requirements, we will not pursue acquisitions simply to report increased revenues and earnings. We believe our stockholders are best served over the long term if we rely primarily on our ability to generate these gains internally.

FINANCIAL INTEGRITY

Our financial statements are simple and straightforward. RHI is a personal services business with high returns on invested capital and strong cash flow. We have operated for many years with no need for external financing. There are no synthetic leases, special-purpose financing entities or other types of complex off-balance-sheet financial structures. In addition, there have been no activities that required pro-forma accounting or special charges to improve the appearance of reported earnings.



On a related matter, issues concerning the independence of the audit function have captured news headlines in recent weeks. Our shareholders can be assured that in 2001, our audit firm, Arthur Andersen LLP, was not involved in internal audit or systems consulting activities for the Company. Instead, their activities were limited to external audit and tax-related services.

We encourage our shareholders to take the time to read the financial statements and accompanying footnotes in this Annual Report. This information will provide you with a strong foundation for understanding the financial dynamics of your Company's operations.

INVESTING IN THE FUTURE

Despite the economic downturn in 2001, we continued to dedicate financial and human resources to building your Company's future. For example, we recognized several years ago the tremendous benefits to be gained from advanced technologies and have remained focused on investing in this area. As a result, we have successfully streamlined many administrative processes, automated routine business functions and increased operational efficiencies companywide.

We also continue to add functionality to our external websites, which are a leading source of qualified candidates in each of our specialized divisions. Job seekers can submit resumes, search for positions and apply with us online. In addition, registered candidates have 24-hour online access to payroll information, weekly pay status and benefits eligibility, and can complete advanced software training through our websites as a result of our alliance with SmartForce, a leading provider of e-learning services.

Investing in the future also involves investing in our people. To this end, we continue to provide professional development opportunities for our internal staff through RHI University, our state-of-the-art training program. RHI University provides advanced classroom and web-based instruction for RHI professionals at all stages of their careers. We also offer excellent compensation, performance-based incentives and stock options for key employees. In a highly competitive service business, we believe that stock options and increased equity ownership are instrumental in motivating and retaining exceptional talent.



each of our areas of specialization to further reinforce our industry leadership position.

OUR LARGER ROLE

At RHI, making successful matches between job candidates and clients is only part of what we do. We help businesses grow by providing them with their most vital resource — talented people who will facilitate future expansion. Our mission is "to be the premier provider of specialized staffing services in all the markets we serve." But this philosophy goes much deeper.

Your Company strives for the very best in everything we do — from the level of service we provide our valued clients and candidates to the attention we devote to fostering a positive work environment for our employees. We aim to be the type of firm with which clients, candidates and internal staff are proud to be associated.

We are particularly proud of our employees for their work in raising funds for the families of the victims of the September 11 terrorist attacks. RHI offered to match up to $1 million in contributions from employees, clients and candidates to the American Red Cross Liberty Fund, which benefits those most impacted by the tragedies. Thanks to the efforts of our staff worldwide, and the generosity of our clients and candidates, we raised more than $3.9 million for this worthy cause.



We also believe in motivating our temporary and consulting professionals with benefits such as competitive compensation, ongoing career consultation, tuition reimbursement, bonus pay and skills enhancement opportunities. As a result, we are able to attract the best candidates and place the most qualified talent with our clients.

Marketing, advertising and public relations campaigns have also been instrumental in helping to lay the foundation for future growth. The rising unemployment rate in 2001 resulted in a shift of our promotional efforts to more client-focused strategies. These include highly visible weekly advertisements in the global edition of *The Wall Street Journal* as well as the renewal of *Accountemps'* highly successful sponsorship of Charles Osgood's "The Osgood File" on CBS Radio Network. We've also maintained our successful business alliances with respected professional associations in



We have reaped tremendous benefits from technology, including investments in our own websites as recruiting vehicles. But, ultimately, ours is a people business and this is an area in which RHI excels. Our offices worldwide are staffed by experienced professionals who, through personalized service, make hundreds of successful matches between clients and candidates each day. We have extensive networks within the local communities we serve, and our staffing managers are skilled at looking beyond the resume when evaluating candidates to ensure the best fit for our clients' temporary, consulting or full-time staffing needs.

LOOKING AHEAD

Opinions vary widely on when the United States will emerge from the current recession. RHI's own operations offer little visibility into macroeconomic trends. Because we operate a business that has no meaningful order backlog, it is difficult for management to gauge when conditions will begin to improve. We do know that, historically, the temporary services industry, while one of the first to be negatively affected by economic downturns, has also been one of the first to benefit from an upturn.

The long-term outlook for the staffing industry remains excellent, particularly in the professional sectors that we serve. Companies recognize the significant benefits of complementing full-time staff with highly skilled temporary professionals and consultants. In uncertain economic times, temporary workers can give hiring managers necessary flexibility in human resources management, allowing them to keep labor costs variable while still meeting the productivity needs of their businesses.

Our professional staffing divisions are highly regarded and are pursuing increased market share in their areas of specialization. We are committed to developing these and any future service lines as we move ahead with short- and long-term growth initiatives in 2002 and beyond. We also look forward to continued expansion internationally in the years to come.

We believe our focus on professional-level staffing, middle-market clients and internal expansion has served us well in the past and will yield solid returns in the future. We have an excellent long-term track record and remain in outstanding financial



condition with the proven ability to generate strong cash flow and high returns on equity.

I would like to take this opportunity to express my appreciation to our employees in our more than 330 offices around the globe for their loyalty and dedication.

I would also like to acknowledge our Board of Directors for their valuable insight and thank you, our stockholders, for your ongoing support and encouragement.

Respectfully submitted,



Harold M. Messmer, Jr.
Chairman and Chief Executive Officer
February 18, 2002



IN MEMORIAM: ROBERT HALF

The makings of a business leader include honesty, strength of character and professionalism. Robert Half International's founder, Bob Half, exemplified each of these qualities throughout his lifetime. Mr. Half passed away on August 31, 2001, at the age of 82.

A respected and honored member of the staffing industry, Mr. Half is widely credited with pioneering the concept of specialized staffing. In the spring of 1948, he and his wife Maxine opened the Robert Half Personnel Agency in New York City. It was the first firm dedicated exclusively to the placement of accounting and finance professionals.

The new business filled an important niche, and accounting firms and corporate clients immediately saw the value of having access to a specialist in financial recruiting. Only four months later, Bob and Maxine Half were able to expand into a neighboring office, and as the years went by, the business continued to grow. What started as a small, franchised operation flourished into a worldwide organization that would eventually become Robert Half International Inc.

Mr. Half founded the company on a set of principles that included a commitment to "ethics first," fairness, and a sincere desire to help clients and job candidates. In the process, he also became known for his steadfast support of fair employment practices and candidates' rights. As far back as 1963, before the Civil Rights Act passed, he lobbied against racial discrimination in the staffing industry, urging fellow staffing firms to not only follow the letter of the law but to abide by an even greater jurisdiction: "the laws of common decency."

Mr. Half also led the effort to eliminate separate male and female job listings in newspapers. And he testified before Congress against applicant fees and other unethical business practices once common in the industry. His efforts resulted in positive reform and greatly enhanced the reputation of staffing and employment firms.

RHI's current chairman and CEO, Max Messmer, recalls meeting Bob Half for the first time in 1986 when he negotiated the purchase of the very successful Robert Half franchise operation. The pair quickly discovered they shared the philosophy that providing unparalleled service to businesses and job seekers is the key to developing lasting relationships and building loyalty over the long term. These ideals are part of the Robert Half International philosophy to this day.

Though he had not been active in the management of the company for many years, Mr. Half was a respected advisor as the company began the process of acquiring its franchisees and building a more centralized operation. He also continued his involvement in the accounting and human resources community, authoring many articles and several books on hiring and employment, and serving as a resource on trends in the accounting profession.

Those who were closest to Bob Half fondly remember his gentle humor and gift for storytelling. He was an inspiration to so many throughout his life, and his unwavering integrity set a high standard for us all.



Robert Half

Mr. Half testifies before Congress against charging applicants fees for job search services.

RHI Chairman and CEO Max Messmer with Mr. Half

RHI PROFILE

In 1948, Robert Half International Inc. pioneered specialized staffing services and today is the industry leader worldwide with offices in North America, Europe, Australia and New Zealand. The Company is traded on the New York Stock Exchange (symbol: RHI) and is a member of Standard & Poor's S&P 500 index. Our divisions include: *Accountemps®*, *Robert Half®* and *RHI Management Resources®*, for temporary, full-time and project professionals, respectively, in the fields of accounting and finance; *OfficeTeam®*, for highly skilled temporary administrative support personnel; *RHI Consulting®*, for information technology professionals; *The Affiliates®*, for temporary, project and full-time staffing of attorneys, paralegals and legal support personnel; and *The Creative Group®*, for creative, advertising, marketing and web design professionals.

Clients depend on RHI's specialized divisions for their most demanding staffing requirements. The range of professionals we provide includes:

- ACCOUNTING AND FINANCE — Staff accountant to controller to chief financial officer
- INFORMATION TECHNOLOGY — Help desk technician to network security specialist to chief information officer
- ADMINISTRATIVE SUPPORT — Administrative assistant to executive assistant to office manager
- LEGAL — Litigation support specialist to paralegal to attorney
- CREATIVE — Graphic artist to creative director to website designer and animator

ACCOUNTEMPS

Today's heightened focus on increasing productivity while keeping spending in check has dramatically affected the way companies approach human resources management. Firms are relying more and more on experienced temporary professionals to supplement their core workforce and gain access to special skill sets. Accounting departments, in particular, seek flexibility in their staffing plans to manage accounting cycles more efficiently.

Accountemps is the world's first and largest temporary staffing service for accounting and finance professionals. We provide the most qualified candidates to organizations of all sizes. Companies around the world rely on *Accountemps* to help them meet expected, and unexpected, staffing needs.

Our position as the market leader enables us to offer rewarding assignments and competitive benefits to our candidates. Many *Accountemps* professionals are also registered with our *Robert Half* division to search for full-time positions. With their advanced skill sets, these individuals complete assignments quickly, accurately and with minimal supervision, keeping overall costs down for our clients.

Accountemps also benefits from advanced, web-based candidate sourcing tools, which have proven highly successful in expanding our pool of skilled talent. Job seekers can register and apply directly for temporary positions online. We also have alliances with major job boards and industry sites, which further expand our base of experienced candidates.

Reinforcing our leadership position in the accounting and finance fields is the experience of our staffing professionals, many of whom are CPAs or have backgrounds in accounting and finance. Our staffing managers possess a thorough understanding of their clients' specific needs, enabling them to offer strategic hiring advice. This experience, combined with the expertise of our temporaries, enables *Accountemps* to provide a liberal satisfaction guarantee for every professional we place.

Our reputation for quality temporary specialists and professional staff has resulted in alliances with major trade associations, including the American Institute of Certified Public Accountants, Institute of Management Accountants, National Society of Accountants, The Institute of Internal Auditors, Credit Institute of Canada, American Payroll Association, American Society of Women Accountants and National Association of Credit Management. In addition, *Accountemps* enjoys business alliances with the world's leading financial software publishers, including Microsoft, Computer Associates, Intuit, Lotus and Peachtree. Through these relationships, we have developed exclusive skills tests that ensure our temporary professionals possess the advanced software proficiency today's companies demand. Our candidates also enjoy free access to extensive e-learning opportunities that are approved for continuing professional education credit, further enhancing our ability to provide clients with the most qualified temporaries available.

Backed by a tradition of excellence, *Accountemps* remains the industry leader. Our worldwide network and dedication to highest-quality service give us a decided edge in meeting the financial staffing needs of our clients.

For more information about *Accountemps*, please visit our website at **www.accountemps.com**.



ACCOUNTEMPS IS THE WORLD'S FIRST AND LARGEST TEMPORARY STAFFING SERVICE FOR ACCOUNTING AND FINANCE PROFESSIONALS AND PROVIDES QUALIFIED CANDIDATES TO ORGANIZATIONS OF ALL SIZES.

ROBERT HALF

Today's complex business environment requires highly specialized accounting and finance talent to help companies remain competitive while adjusting to fluctuating economic conditions. Accountants continue to assume expanded roles, providing strategic guidance to management in critical areas ranging from technology projects to cost-saving initiatives. Finding professionals with the right skills and experience to address a company's changing requirements can present a significant challenge to hiring managers.

Since 1948, our permanent placement division, *Robert Half*, has built an unparalleled reputation for quality service and professionalism in locating top accounting and finance candidates. Our recruiting managers' extensive contacts in the financial and business communities give them access to a broad base of specialized talent. Their industry experience also enables them to advise clients on current compensation and hiring trends in their local markets. In addition, our online resources allow registered candidates to better define their job search parameters, which gives *Robert Half* recruiting managers an advantage in placing them in positions that fit their skills and experience.

As part of our service commitment, *Robert Half* has long supported the career growth of accounting and finance professionals. Our complimentary continuing professional education (CPE) courses – available both online and in person – offer these individuals a convenient way to meet their ongoing educational requirements. In addition, our *Robert Half* Alumni Program allows us to support the professional development of our candidates throughout their careers.

Robert Half offers clients the added advantage of full-service financial staffing through our close relationships with *Accountemps* and *RHI Management Resources*. Working together, we can provide companies with the most qualified full-time, temporary and senior-level project professionals. Our fees are always employer-paid and are contingent upon the successful placement of a *Robert Half* candidate. We offer a liberal satisfaction guarantee with each professional we place.

Our position as the industry leader in financial recruiting has led to numerous strategic business alliances with leading professional associations, including The Institute of Internal Auditors, American Institute of Certified Public Accountants and the Institute of Management Accountants, among others.

Businesses that work with *Robert Half* benefit from the lasting relationships we've developed over more than 54 years serving the financial community. Our global network of more than 330 offices, web-based recruiting tools and personal approach to service make us eminently qualified to meet the specialized employment needs of our clients and candidates.

For more information about *Robert Half*, please visit our website at **www.roberthalf.com**.



FOR MORE THAN HALF A CENTURY, OUR PERMANENT PLACEMENT DIVISION, ROBERT HALF, HAS BUILT AN UNPARALLELED REPUTATION FOR QUALITY SERVICE AND PROFESSIONALISM.

RHI MANAGEMENT RESOURCES

Experienced accounting and finance professionals who are independent and free from any potential conflicts of interest have never been more important to companies. Yet often the precise mix of skills and expertise an organization requires for strategic business initiatives is either not available internally or not required long term. As a result, more and more firms are turning to *RHI Management Resources* for highly qualified financial talent.

RHI Management Resources is the world's largest financial project consulting firm providing senior-level accounting and financial talent on an individual and project-team basis.

Our consultants provide a broad range of services that extend beyond traditional accounting and tax work. *RHI Management Resources* focuses on total business solutions, offering companies assistance on projects such as internal audit, financial systems implementation and integration, mergers and acquisitions, business process improvement, transitional or crisis management, and non-attestation services.

Businesses turn to *RHI Management Resources* as a cost-efficient, independent alternative to traditional consulting and Big Five accounting firms. Our consultants have extensive industry experience — many are former finance officers and controllers, for example. They understand the impact of a corporate initiative on the entire organization and draw from practical knowledge of financial management to meet our clients' exacting requirements.

We place project professionals within companies of all sizes in senior-level roles ranging from interim chief financial officers to specialists in strategic planning. We employ salaried and hourly consultants, which gives us access to those financial executives who desire the continuity of a salaried position as well as to the growing number of professionals who prefer project consulting as a career.

Our clients and consultants also benefit from the industry knowledge and experience of our account executives, as many of them are CPAs or former corporate finance executives. Their extensive networks within the local financial communities we serve enable them to locate the most qualified consultants for our clients and the most challenging engagements for our project professionals.

Our exclusive relationships with prestigious professional associations such as Financial Executives International, American Institute of Certified Public Accountants and The Institute of Internal Auditors further extend the breadth and depth of the services we offer our clients and consultants.

To keep pace with today's rapidly changing business environment, companies find value in the strategic guidance of *RHI Management Resources*' senior-level financial consultants. Our unparalleled reputation and industry expertise, backed by Robert Half International's tradition of excellence, is the cornerstone of our success.

For more information about *RHI Management Resources*, please visit our website at **www.rhimr.com**.



RHI MANAGEMENT RESOURCES IS THE WORLD'S LARGEST FINANCIAL PROJECT CONSULTING FIRM PROVIDING SENIOR-LEVEL ACCOUNTING AND FINANCIAL TALENT ON AN INDIVIDUAL AND PROJECT-TEAM BASIS.

RHI CONSULTING

In any economic environment, companies depend on technology to maximize productivity, facilitate the exchange of information internally and externally, and ensure operational efficiencies. As a result, businesses will always need qualified information technology (IT) professionals.

Many companies are finding they can boost their competitiveness and increase their flexibility by employing a mix of full-time and contract IT talent. This allows them to address variable workload needs and, at the same time, protect the jobs of internal employees. *RHI Consulting* is a leading provider of highly skilled IT professionals on a project and full-time basis. Our combination of online candidate-sourcing activities and personalized service enables us to provide the talent our clients need — when they need it most.

We utilize state-of-the-art skills testing software to ensure our consultants possess the technical proficiency for even the most demanding engagements. To help us attract and retain these individuals, we offer sophisticated job search services as well as other career resources online. On our website, consultants can also build their own home pages, select preferences for job searches, receive automatic notifications of new positions meeting their criteria and update personal information as needed.

Our account executives typically have experience in the IT field, which helps them better evaluate a client's individual requirements. Firms of all sizes have come to rely on our consultants for planning, management and implementation of projects ranging from network engineering and security to Internet-based applications development and technical support.

RHI Consulting is committed to the professional development of our consultants. In addition to mentoring opportunities, we provide them with the resources to continually enhance their technical skills through our INFINITY[SM] Advanced Technical Training Program, the industry's most advanced and comprehensive training system. This includes 24-hour, online access to educational software courses covering everything from Java and XML to the latest networking technologies.

We also serve as a respected resource for our clients and consultants on hiring and employment trends. Our annual RHI Consulting Salary Guide provides data on average starting salaries for IT professionals in the United States and Canada. Our experience combined with our extensive research on workplace-related topics makes us a frequently cited career expert in business and trade publications worldwide. In addition, we maintain relationships with targeted user groups and industry associations, including the Help Desk Institute (HDI). *RHI Consulting* is HDI's Exclusive Career Planning Partner and provides career guidance and other resources to their members throughout North America.

RHI Consulting is eminently qualified to meet all of our clients' demanding job requirements. We have access to the industry's best talent and can serve as a trusted advisor throughout the hiring process.

For more information about *RHI Consulting*, please visit our website at **www.rhic.com**.



RHI CONSULTING IS A LEADING PROVIDER OF HIGHLY SKILLED INFORMATION TECHNOLOGY PROFESSIONALS ON A PROJECT AND FULL-TIME BASIS.

OFFICETEAM

The role of administrative support staff continues to evolve in scope and complexity. Today's professionals must be proficient with the latest technologies and possess solid organizational, communication and project-management skills to help firms maximize productivity and efficiency. Increasingly, businesses depend on support staff to coordinate resources, facilitate information flow, and serve as the first point of contact for employees, clients and other individuals.

With our network of more than 300 offices, *OfficeTeam* is the leading provider of specialized temporary administrative professionals. Companies worldwide depend on us for qualified staff ranging from customer service specialists and receptionists to administrative and executive assistants.

In order to meet deadlines and complete projects, many companies find value in supplementing their full-time staff with temporary administrative professionals. *OfficeTeam's* staffing managers are skilled at finding precisely the right match for even the most challenging assignments. Their extensive business contacts, recruiting expertise and industry knowledge enable them to serve as a resource to clients at every stage of the hiring process. Our staffing managers typically have backgrounds in office administration, human resources and technology, resulting in a more thorough understanding of our clients' requirements. With each temporary placement, *OfficeTeam* offers a generous client satisfaction guarantee.

Our quality reputation and commitment to value-added service are reinforced by our official endorsement from the International Association of Administrative Professionals, the leading organization for administrative support professionals. We also maintain successful alliances with the American Business Women's Association and SeniorNet, as well as an exclusive relationship with Microsoft PowerPoint to provide certified specialists in this popular software.

OfficeTeam has developed a variety of testing and training tools to assist our temporary professionals in keeping their technical abilities current. We have worked with leading software manufacturers to create proprietary skills-evaluation programs. In addition, our online software program, SkillNet[SM], features more than 2,000 training courses that our registered temporary employees can use to enhance their skills and increase their marketability.

Job candidates can access the *OfficeTeam* website to create customized job searches, register for e-mail notification of potential assignments, check payroll status and review benefits information. The site is updated regularly with information to help job seekers advance in their careers.

Given the greater prominence of administrative staff in the workplace, clients rely on *OfficeTeam* for temporary professionals who are not only knowledgeable and experienced but also have the versatility and initiative to adapt to a constantly changing work environment. *OfficeTeam* is uniquely qualified to provide this highly skilled talent.

For additional information about *OfficeTeam*, please visit our website at **www.officeteam.com**.



COMPANIES WORLDWIDE DEPEND ON OFFICETEAM FOR QUALIFIED PROFESSIONALS RANGING FROM CUSTOMER SERVICE SPECIALISTS AND RECEPTIONISTS TO ADMINISTRATIVE AND EXECUTIVE ASSISTANTS.

THE AFFILIATES

Law firms today must determine how best to meet their clients' expanding needs while at the same time managing growth and maintaining productivity. Similarly, corporate legal departments are seeking ways to streamline operations and retain greater workloads in-house. To assist in these efforts, growing numbers of law firms and legal departments are bringing in highly skilled project professionals – and they rely on *The Affiliates* as a key resource.

The Affiliates specializes in placing legal professionals with law firms and corporate legal departments throughout the United States and Canada. We provide highly skilled and experienced candidates on a project and full-time basis for a wide range of positions within the legal field, including attorneys, paralegals, litigation support specialists, legal managers and administrators, and legal support personnel.

The Affiliates is ideally positioned to address the staffing needs of our clients. Most of our account executives bring to their positions extensive experience working as attorneys or administrators in the legal field. They have firsthand knowledge of how law firms and legal departments function, and how these offices can increase production while controlling costs through the strategic use of project professionals.

Our account executives have access to *The Affiliates'* comprehensive candidate database, as well as our expansive recruitment and referral network. This enables them to provide our clients with only the most qualified legal professionals for temporary assignments and full-time positions. Our recruitment network is further enhanced by our relationships with many of North America's leading businesses and legal trade organizations, including IKON Office Solutions and Summation Legal Technologies. We've also partnered with law.com, the nation's top web portal for legal professionals and a premier provider of continuing legal education, to provide our clients and candidates with special access to law.com seminars and other features.

In addition, *The Affiliates* continues to serve as a reliable source of information and research on staffing, workplace and management issues within the legal field. Our Future Law Office[SM] project is part of an ongoing effort to offer our clients and candidates a global perspective on trends that are shaping their offices and careers. (The results of our research may be viewed at **www.futurelawoffice.com**.) We regularly conduct surveys of legal professionals on topics ranging from the work habits of attorneys to their use of portable technologies. Also, our annual Salary Guide provides our clients and candidates with a detailed analysis of hiring and compensation trends in the legal field, including salary ranges classified by firm size and candidate experience level.

As law firms and corporate legal departments assess their human resources needs, they will increasingly adopt a more strategic approach to staffing cases and projects. With our experienced account executives and extensive database of specialized and highly qualified candidates, *The Affiliates* will serve as an invaluable asset to these businesses in enhancing productivity and profitability.

For more information about *The Affiliates*, please visit our website at **www.affiliates.com**.


Judicial Profiles
Judicial Profiles

GROWING NUMBERS OF LAW FIRMS AND LEGAL DEPARTMENTS ARE BRINGING IN HIGHLY SKILLED PROJECT PROFESSIONALS — AND THEY RELY ON THE AFFILIATES AS A KEY RESOURCE.

THE CREATIVE GROUP

Effective advertising and marketing campaigns are often the key to a company's competitiveness. Businesses rely on creative talent to develop short- and long-term strategies for enhancing the image of their firms and for building visibility in the marketplace. When special skills are required for projects, they frequently turn to experienced freelance professionals to complement the work of their in-house creative teams.

The Creative Group specializes in placing creative, advertising, marketing and web professionals on a project basis with a wide range of companies, including advertising and public relations agencies, Fortune 500 firms, and small to midsized businesses. By providing project professionals with skills tailored to our clients' requirements, we help firms meet production deadlines and better manage workloads.

Companies throughout North America rely on *The Creative Group* to help them fill unexpected as well as anticipated staffing needs. Our freelance professionals work with companies across all industries on major marketing, advertising, e-business and communications initiatives.

The Creative Group's account managers typically possess advertising and marketing backgrounds, which allow them to evaluate an organization's needs and identify the best match for those requirements. We work with a wide network of qualified freelance professionals, including those with hard-to-find skill sets. TalentMatch®, our proprietary skills evaluation process, enables us to ensure an individual's abilities are accurately assessed and precisely matched to our client's project requirements. Our designers are also tested in leading software applications such as QuarkXPress, Adobe Photoshop and Adobe Illustrator. And *The Creative Group*'s work with Macromedia to develop an exclusive Macromedia Flash 5 skills-assessment test is further evidence of our ability to provide the most qualified candidates for our clients.

We are particularly proud of our national sponsorship of The Webby Awards. Each year we work behind the scenes with this organization, providing creative talent to support what is widely considered the preeminent recognition ceremony for new media professionals. In addition to our relationships with innovative companies and industry associations, *The Creative Group* is frequently cited in national business and industry trade publications as an expert source on career and management issues.

With offices in major markets throughout the United States and in Canada, experienced staff, and proprietary web-based recruiting tools, *The Creative Group* is uniquely positioned to help companies locate the industry's best talent.

For more information about *The Creative Group*, please visit our website at **www.creativegroup.com**.



THE CREATIVE GROUP'S FREELANCE PROFESSIONALS WORK WITH COMPANIES ACROSS ALL INDUSTRIES ON MAJOR MARKETING, ADVERTISING, E-BUSINESS AND COMMUNICATIONS INITIATIVES.

THE LEADING RESOURCE


ACCOUNTING TODAY
THE WALL STREET JOURNAL.
The New York Times
USA TODAY
CORPORATE LEGAL TIMES
THE BEST BIG COMPANIES
Forbes
OFFICE PRO
strategic FINANCE
CONTRACTOR
INFORMATIONWEEK
PERSON OF THE YEAR
HOW
8 PROMO TIPS
Motivating Employees
JOB HUNTING FOR DUMMIES
Managing Your Career
Hiring
50 GOOD IDEAS
2002 SALARY GUIDE
2002 Salary Guide

For more than half a century, Robert Half International Inc. has led the way in providing businesses, job seekers and the media with the latest research on trends in hiring and employment. These efforts include annual salary guides tracking compensation in each of our areas of specialization as well as frequent surveys on management- and workplace-related topics.

In 2001, our highly regarded Next Generation Accountant℠ and Future Law Office℠ projects identified critical issues impacting the accounting and legal professions, respectively. The results of our research as well as other informative resources are available online at **www.nextgenaccountant.com** and **www.futurelawoffice.com**.

RHI's chairman and CEO, Max Messmer, writes frequently on issues facing hiring managers and candidates in today's employment market. His most recent book, *Motivating Employees For Dummies®* (Hungry Minds, Inc.), gives practical, real-world advice for managers on keeping employees motivated in any business environment. Mr. Messmer's other books include *Managing Your Career For Dummies®*, *Job Hunting For Dummies®*, 2nd Edition, *Human Resources Kit For Dummies®* and *The Fast Forward MBA in Hiring* (John Wiley & Sons, Inc.), among others. In addition, Mr. Messmer's popular Resumania® column is syndicated nationwide by Scripps-Howard News Service.

As the industry's foremost authority on employment and careers, we add considerable value to the relationships we develop with clients and candidates. Our goal is to serve as respected advisors throughout the hiring and job search processes. Our salary guides, in particular, are a useful resource for businesses in their staffing and recruiting efforts. And job seekers rely on them to help identify their most marketable skills.

Throughout our 54-year history, we have developed lasting business relationships with premier professional associations in each of the specialized fields we serve. We maintain alliances with the American Institute of Certified Public Accountants, The Institute of Internal Auditors, Financial Executives International and Women in Technology International, among others. We have also collaborated with major software publishers such as Microsoft, Macromedia, Computer Associates, Intuit, Lotus and Peachtree to jointly develop proprietary skills tests for our temporary and consulting professionals. As a result, we are able to offer our clients access to only the most qualified candidates.

All of these efforts are pursued with one goal in mind: to provide the highest-quality service to our clients and job candidates. For more information about the many career and employment resources available through the specialized divisions of Robert Half International Inc., please visit our corporate website at **www.rhi.com**.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: changes in levels of unemployment and other economic conditions in the U.S. or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of qualified candidates for temporary employment or the Company's ability to attract qualified candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its profit margins; the possibility of the Company incurring liability for the activities of its temporary employees or for events impacting its temporary employees on clients' premises; the success of the Company in attracting, training and retaining qualified management personnel and other staff employees; and whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

CRITICAL ACCOUNTING POLICIES

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified the Company's most critical accounting policies to be those that involve subjective decisions, assessments or estimates. These are described in Note A to the consolidated financial statements.

The Company has a long history of issuing stock options to employees and directors as an integral part of its compensation programs. Generally accepted accounting principles allow alternative methods of accounting for these plans. The Company has chosen to account for its stock option plans under APB opinion 25. Accordingly, no compensation expense related to stock options is included in determining net income and net income per share in the consolidated financial statements. The alternative method of accounting for stock options is prescribed by Statement of Financial Accounting Standards No. 123. Note I to the consolidated financial statements sets forth calculations of pro forma net income and net income per share computed in accordance with this alternative method.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2001

Temporary and consultant staffing revenues were $2.26 billion, $2.45 billion and $1.92 billion for the years ended December 31, 2001, 2000 and 1999, respectively, decreasing by 8% during 2001 and increasing by 28% during 2000. Permanent placement staffing revenues were $189 million, $252 million and $159 million for the years ended December 31, 2001, 2000 and 1999, respectively, decreasing by 25% during 2001 and increasing by 58% during 2000. Overall 2001 revenue results were adversely impacted by the ongoing recession in the United States, which is also expected to negatively impact 2002 revenue results.

As of December 31, 2001, the Company had more than 330 offices in 41 states and the District of Columbia and 10 foreign countries. Revenues from domestic operations represented 85%, 89% and 88% of revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Revenues from foreign operations represented 15%, 11% and 12% of revenues for the years ended December 31, 2001, 2000 and 1999, respectively.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees. Gross margin dollars from permanent placement staffing services are equal to revenues, as there are no direct costs associated with such revenues. Gross margin dollars for the

Company's temporary and consultant staffing services were $828 million, $908 million and $703 million for the years ended December 31, 2001, 2000 and 1999, respectively, decreasing by 9% in 2001 and increasing by 29% in 2000. Gross margin amounts equaled 37% of revenues for temporary and consultant staffing services for the three years ended December 31, 2001, 2000, and 1999, which the Company believes reflects its ability to adjust billing rates and wage rates to underlying market conditions. Gross margin dollars for the Company's permanent placement staffing division were $189 million, $252 million and $159 million for the years ended December 31, 2001, 2000 and 1999, respectively, decreasing by 25% and increasing by 58% in 2001 and 2000, respectively.

Selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. Selling, general and administrative expenses were $823 million during 2001, compared to $864 million in 2000 and $628 million in 1999. The decrease in 2001 primarily reflects lower staff compensation costs, which were partially offset by increases in depreciation and occupancy costs. Selling, general and administrative expenses as a percentage of revenues were 34% for the year ended December 31, 2001, and 32% for the year ended December 31, 2000 and 30% for the year ended December 31, 1999. The percentage increase in 2001 was due to the negative leverage from fixed operating expenses including depreciation and occupancy costs.

The Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Although management believes that goodwill has an unlimited life, the Company amortizes these costs over 40 years. Management believes that its previous acquisitions of established companies in established markets and maintaining its presence in these markets preserves the goodwill for an indeterminate period. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value. Based upon its most recent analysis, the Company believes that there was no material impairment of intangible assets at December 31, 2001. Net intangible assets represented 16% of total assets and 20% of total stockholders' equity at December 31, 2001.

The Company will adopt SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, resulting in the discontinuance of the amortization of certain intangible assets currently amortized over 40 years. Upon adoption of SFAS No. 142, the Company expects to stop recording amortization expense, net of income tax effects, of approximately $4.6 million per year. The methods used for evaluating and measuring impairment of certain intangible assets will change. While the Company has not completed the new impairment analysis, it is not expected to have a material effect on the financial statements.

Interest income for the years ended December 31, 2001, 2000 and 1999 was $9.3 million, $11.3 million and $6.8 million, respectively. Higher average cash balances in 2001 were more than offset by lower interest rates earned during the year. Interest expense for the years ended December 31, 2001, 2000 and 1999 was $.8 million, $.9 million and $.7 million, respectively.

The provision for income taxes was 38% for both the years ended December 31, 2001 and 2000 and 40% for the year ended December 31, 1999. The decrease for years 2001 and 2000 reflects the impact of various state tax planning initiatives undertaken during 1999.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's liquidity during the past three years is the net effect of funds generated by operations and the funds used for the staffing services acquisitions, capital expenditures, repurchases of common stock, and principal payments on outstanding notes payable. As of December 31, 2001, the Company has authorized the repurchase, from time to time, of up to 8 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the year ended December 31, 2001, the Company repurchased approximately 4.3 million shares of common stock on the open market bringing the total shares repurchased under this and previous authorizations to approximately 20 million shares. Repurchases of the securities have been funded with cash generated from operations. For the year ended December 31, 2001, the Company generated $276 million in cash from operations, used $85 million in investing activities and used $83 million in financing activities.

The Company's working capital at December 31, 2001, included $347 million in cash and cash equivalents. In addition, at December 31, 2001, the Company had available $75 million of its $80 million bank revolving line of credit. The Company's working capital requirements consist primarily of the financing of accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash plus the bank revolving line of credit will be sufficient to support the working capital needs of the Company, the Company's fixed payments, and other obligations on both a short- and long-term basis. As of December 31, 2001, the Company had no material capital commitments.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands, except share amounts)

December 31,	2001	2000
ASSETS:		
Cash and cash equivalents	$ 346,768	$ 239,192
Accounts receivable, less allowances of $14,363 and $17,207	272,886	390,369
Deferred income taxes and other current assets	66,352	42,049
Total current assets	686,006	671,610
Intangible assets, less accumulated amortization of $77,427 and $69,290	160,632	168,050
Property and equipment, less accumulated depreciation of $185,554 and $118,940	147,524	131,369
Total assets	$ 994,162	$ 971,029
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Accounts payable and accrued expenses	$ 33,384	$ 51,073
Accrued payroll costs	143,061	182,241
Income taxes payable	—	2,619
Current portion of notes payable and other indebtedness	202	1,223
Total current liabilities	176,647	237,156
Notes payable and other indebtedness, less current portion	2,480	2,541
Deferred income taxes and other liabilities	9,339	12,793
Total liabilities	188,466	252,490
Commitments and Contingencies		
STOCKHOLDERS' EQUITY:		
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 174,928,587 and 176,050,349 shares	175	176
Capital surplus	487,083	406,471
Deferred compensation	(64,792)	(72,870)
Accumulated other comprehensive income	(8,025)	(4,192)
Retained earnings	391,255	388,954
Total stockholders' equity	805,696	718,539
Total liabilities and stockholders' equity	$ 994,162	$ 971,029

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

Years Ended December 31,	*2001*	*2000*	*1999*
Net service revenues	$ 2,452,850	$ 2,699,319	$ 2,081,321
Direct costs of services, consisting of payroll, payroll taxes and insurance costs for temporary employees	1,436,272	1,538,556	1,219,270
Gross margin	1,016,578	1,160,763	862,051
Selling, general and administrative expenses	823,478	864,418	628,405
Amortization of intangible assets	5,335	5,157	4,990
Interest income, net	(8,519)	(10,439)	(6,041)
Income before income taxes	196,284	301,627	234,697
Provision for income taxes	75,177	115,524	93,256
NET INCOME	$ 121,107	$ 186,103	$ 141,441
BASIC NET INCOME PER SHARE	$ .69	$ 1.05	$ .78
DILUTED NET INCOME PER SHARE	$ .67	$ 1.00	$ .77

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

Years Ended December 31,	2001	2000	1999
COMMON STOCK—SHARES:			
Balance at beginning of period	176,050	176,148	182,451
Issuances of restricted stock	822	1,123	2,036
Repurchases of common stock	(5,057)	(4,606)	(9,060)
Exercises of stock options	3,114	3,385	721
Balance at end of period	174,929	176,050	176,148
COMMON STOCK—PAR VALUE:			
Balance at beginning of period	$ 176	$ 176	$ 182
Issuances of restricted stock	1	1	2
Repurchases of common stock and common stock equivalents	(5)	(5)	(9)
Exercises of stock options	3	4	1
Balance at end of period	$ 175	$ 176	$ 176
CAPITAL SURPLUS:			
Balance at beginning of period	$ 406,471	$ 303,004	$ 270,520
Issuances of restricted stock—excess over par value	22,727	53,427	20,663
Exercises of stock options—excess over par value	36,331	25,362	1,968
Tax impact of equity incentive plans	21,554	24,678	9,853
Balance at end of period	$ 487,083	$ 406,471	$ 303,004
DEFERRED COMPENSATION:			
Balance at beginning of period	$ (72,870)	$ (54,127)	$ (56,790)
Issuances of restricted stock	(22,728)	(53,428)	(20,664)
Amortization of deferred compensation	30,806	34,685	23,327
Balance at end of period	$ (64,792)	$ (72,870)	$ (54,127)
ACCUMULATED OTHER COMPREHENSIVE INCOME:			
Balance at beginning of period	$ (4,192)	$ (2,419)	$ (1,244)
Translation adjustments	(3,833)	(1,773)	(1,175)
Balance at end of period	$ (8,025)	$ (4,192)	$ (2,419)
RETAINED EARNINGS:			
Balance at beginning of period	$ 388,954	$ 329,469	$ 309,804
Repurchases of common stock and common stock equivalents—excess over par value	(118,806)	(126,618)	(121,776)
Net income	121,107	186,103	141,441
Balance at end of period	$ 391,255	$ 388,954	$ 329,469
COMPREHENSIVE INCOME:			
Net income	$ 121,107	$ 186,103	$ 141,441
Translation adjustments	(3,833)	(1,773)	(1,175)
Total comprehensive income	$ 117,274	$ 184,330	$ 140,266

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years Ended December 31,	*2001*	*2000*	*1999*
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 121,107	$ 186,103	$ 141,441
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	5,335	5,157	4,990
Depreciation expense	67,781	51,482	34,124
Provision for deferred income taxes	(11,419)	(16,156)	(6,894)
Tax impact of equity incentive plans	21,554	24,678	9,853
Changes in assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in accounts receivable	117,483	(80,675)	(68,588)
Increase (decrease) in accounts payable, accrued expenses and accrued payroll costs	(58,018)	60,697	23,297
Increase (decrease) in income taxes payable	(2,619)	2,555	(3,746)
Change in other assets, net of change in other liabilities	14,626	33,227	22,866
Total adjustments	154,723	80,965	15,902
Net cash and cash equivalents provided by operating activities	275,830	267,068	157,343
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	—	(3,153)	—
Capital expenditures	(84,695)	(73,992)	(52,558)
Net cash and cash equivalents used in investing activities	(84,695)	(77,145)	(52,558)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock and common stock equivalents	(118,811)	(126,623)	(121,780)
Principal payments on notes payable and other indebtedness	(1,082)	(548)	41
Proceeds from exercises of stock options	36,334	25,366	1,968
Net cash and cash equivalents used in financing activities	(83,559)	(101,805)	(119,771)
Net increase (decrease) in cash and cash equivalents	107,576	88,118	(14,986)
Cash and cash equivalents at beginning of period	239,192	151,074	166,060
Cash and cash equivalents at end of period	$ 346,768	$ 239,192	$ 151,074
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 322	$ 336	$ 387
Income taxes	$ 71,274	$ 101,256	$ 95,002
Acquisitions:			
Assets acquired—			
Intangible assets	$ —	$ 4,051	$ —
Other	—	780	—
Liabilities incurred—			
Notes payable and contracts	—	(1,132)	—
Other	—	(546)	—
Cash paid, net of cash acquired	$ —	$ 3,153	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Robert Half International Inc. (the "Company") provides specialized staffing services through such divisions as *Accountemps, Robert Half, OfficeTeam, RHI Consulting, RHI Management Resources, The Affiliates* and *The Creative Group*. The Company, through its *Accountemps, Robert Half,* and *RHI Management Resources* divisions, is the world's largest specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *RHI Consulting* provides information technology professionals. *The Affiliates* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. Revenues are predominantly from temporary and consultant staffing services. The Company operates in the United States, Canada, Europe, Australia, and New Zealand. The Company is a Delaware corporation.

PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances have been eliminated. Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

REVENUE RECOGNITION. Temporary and consultant staffing services revenues are recognized when the services are rendered by the Company's temporary employees. Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. Allowances are established to estimate losses due to placed candidates not remaining employed for the Company's guarantee period, typically 90 days.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less as cash equivalents.

INTANGIBLE ASSETS. Intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at acquisition date, which are being amortized on a straight-line basis over a period of 40 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. Based upon its most recent analysis, the Company believes that there was no material impairment of intangible assets at December 31, 2001.

INCOME TAXES. Deferred taxes are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rates.

FOREIGN CURRENCY TRANSLATION. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included in the Consolidated Statements of Income.

STOCK OPTION PLANS. The Company accounts for its stock option plans under APB Opinion 25. Accordingly, no compensation expense related to stock options is included in determining net income and net income per share in the consolidated financial statements. See Note I for the disclosure of the Company's pro forma net income and net income per share had compensation costs for these plans been recorded in the consolidated financial statements as prescribed by Statement of Financial Standards No. 123.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2001, such estimates included accounts receivable allowances of $14.4 million and workers' compensation accruals of $14.8 million, both of which were determined using historical loss statistics, which could differ materially from actual losses.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, primarily two to five years. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

ADVERTISING COSTS. The Company expenses all advertising costs as incurred.

NOTE B: NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. The Company will adopt SFAS No. 142 on January 1, 2002 resulting in the discontinuance of the amortization of certain intangible assets currently amortized over 40 years. Upon adoption of SFAS No. 142, the Company expects to stop recording amortization expense, net of income tax effects, of approximately $4.6 million per year. The methods used for evaluating and measuring impairment of certain intangible assets will change. While the Company has not completed the new impairment analysis, it is not expected to have a material effect on the financial statements.

NOTE C: NOTES PAYABLE AND OTHER INDEBTEDNESS

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $2.7 million at December 31, 2001 and $3.8 million at December 31, 2000. At December 31, 2001, $2.3 million of the notes were secured by a standby letter of credit (see Note D). The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2001 (in thousands):

2002	$ 202
2003	66
2004	71
2005	77
2006	83
Thereafter	2,183
	$ 2,682

At December 31, 2001, the notes carried fixed rates and the weighted average interest rate for the above was approximately 8.2%, 8.3% and 8.1% for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE D: BANK LOAN (REVOLVING CREDIT)

The Company has an unsecured credit facility which provides a line of credit of up to $80 million, which is available to fund the Company's general business and working capital needs, including acquisitions and the purchase of the Company's common stock, and to cover the issuance of debt support standby letters of credit up to $15 million.

As of December 31, 2001 and 2000, the Company had no borrowings on the line of credit outstanding and had used $5.1 million and $5.2 million in debt support standby letters of credit, respectively. There is a commitment fee on the unused portion of the entire credit facility of .09%. The loan is subject to certain financial covenants which also affect the interest rates charged. The final maturity date for the credit facility is August 31, 2002.

NOTE E: ACCRUED PAYROLL COSTS

Accrued payroll costs consisted of the following (in thousands):

December 31,	*2001*	*2000*
Payroll and bonuses	$ 68,019	$ 105,935
Employee benefits	54,517	49,827
Workers' compensation	14,841	13,975
Payroll taxes	5,684	12,504
	$ 143,061	$ 182,241

NOTE F: STOCKHOLDERS' EQUITY

Stock Repurchase Program—As of December 31, 2001, the Company's Board of Directors has authorized the repurchase, from time to time, of up to 8 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the year ended December 31, 2001, the Company repurchased approximately 4.3 million shares on the open market for a total cost of $99 million. Since 1997, the Company has repurchased approximately 20 million shares of common stock on the open market pursuant to this program. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes. During the year ended December 31, 2001, such repurchases totaled approximately 800,000 shares at a cost of $20 million.

NOTE G: INCOME TAXES

The provision for income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of the following (in thousands):

Years Ended December 31,	*2001*	*2000*	*1999*
Current:			
Federal	$ 63,941	$ 104,876	$ 79,061
State	11,634	18,518	13,292
Foreign	11,021	8,286	7,797
Deferred—principally domestic	(11,419)	(16,156)	(6,894)
	$ 75,177	$ 115,524	$ 93,256

Income before the provision for income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of the following (in thousands):

Years Ended December 31,	*2001*	*2000*	*1999*
Domestic	$ 171,216	$ 281,546	$217,602
Foreign	25,068	20,081	17,095
	$ 196,284	$ 301,627	$234,697

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

Years Ended December 31,	2001	2000	1999
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes,			
net of federal tax benefit	3.4	3.6	4.3
Amortization of intangible assets	.7	.4	.5
Tax-free interest income	(.5)	(.4)	(.4)
Other, net	(.3)	(.3)	.3
Effective tax rate	38.3%	38.3%	39.7%

The deferred portion of the tax provisions consisted of the following (in thousands):

Years Ended December 31,	2001	2000	1999
Amortization of franchise rights	$ (72)	$ (75)	$ (74)
Accrued expenses, deducted for tax when paid	(9,475)	(17,779)	(7,515)
Capitalized costs for books, deducted for tax	9,388	9,704	212
Depreciation	(12,254)	(8,375)	(4,002)
Other, net	994	369	4,485
	$ (11,419)	$ (16,156)	$ (6,894)

The deferred income tax amounts included on the balance sheet are comprised of the following (in thousands):

December 31,	2001	2000
Current deferred income tax assets, net	$ 33,447	$ 23,947
Long-term deferred income tax assets (liabilities), net	604	(1,315)
	$ 34,051	$ 22,632

No valuation allowances against deferred tax assets were required for the years ended December 31, 2001 and 2000.

The components of the deferred income tax amounts at December 31, 2001 and 2000, were as follows (in thousands):

December 31,	2001	2000
Amortization of intangible assets	$ (14,528)	$ (15,064)
Accrued expenses, deducted for tax when paid	23,767	13,547
Fixed asset basis differences	13,476	13,135
Provision for bad debts	5,349	6,854
Other, net	5,987	4,160
	$ 34,051	$ 22,632

NOTE H: COMMITMENTS

Rental expense, primarily for office premises, amounted to $62.8 million, $47.4 million and $37.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The approximate minimum rental commitments for 2002 and thereafter under non-cancelable leases in effect at December 31, 2001, were as follows (in thousands):

2002	$63,152
2003	$57,179
2004	$51,219
2005	$45,222
2006	$34,679
Thereafter	$94,881

NOTE I: STOCK PLANS

Under various stock plans, officers, employees and outside directors may receive grants of restricted stock or options to purchase common stock. Grants are made at the discretion of the Stock Plan Committee of the Board of Directors. Grants generally vest between two and seven years.

Options granted under the plans have exercise prices ranging from 85% to 100% of the fair market value of the Company's common stock at the date of grant and may consist of both incentive stock options and nonstatutory stock options under the Internal Revenue Code. The terms range from 27 months to 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. Compensation expense is recognized on a straight-line basis over the vesting period. Vesting is accelerated upon the death or disability of the recipients.

The Company accounts for these plans under APB Opinion 25, therefore, no compensation cost has been recognized for its stock option plans. Had compensation cost for the stock options granted subsequent to January 1, 1995, been based on the estimated fair value at the award dates, as prescribed by Statement of Financial Accounting Standards No. 123, the Company's pro forma net income and net income per share would have been as follows (in thousands, except per share amounts):

Years Ended December 31,	2001	2000	1999
Net income			
As reported	$ 121,107	$ 186,103	$ 141,441
Pro forma	$ 91,130	$ 164,091	$ 127,924
Net income per share			
Basic			
As reported	$ .69	$ 1.05	$ .78
Pro forma	$ .52	$ .92	$ .71
Diluted			
As reported	$ .67	$ 1.00	$ .77
Pro forma	$ .51	$ .89	$ .70

The pro forma amounts do not include amounts for stock options granted before January 1, 1995. Therefore, the pro forma amounts may not be representative of the disclosed effects on pro forma net income and net income per share for future years.

The fair value of each option is estimated, as of the grant date, using the Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2000 and 1999: no dividend yield for any year; expected volatility of 49% to 56%; risk-free interest rates of 3.5% to 6.8%; and expected lives of 1.5 to 5.7 years. The following table reflects activity under all stock plans from December 31, 1998 through December 31, 2001, and the weighted average exercise prices (in thousands, except per share amounts):

		Stock Option Plans	
	Restricted Stock Plans	Number of Shares	Weighted Average Price Per Share
Outstanding,			
December 31, 1998	4,825	20,710	$ 11.97
Granted	2,293	6,803	$ 12.39
Exercised	—	(721)	$ 2.73
Restrictions lapsed	(1,568)	—	—
Forfeited	(96)	(1,219)	$ 15.88
Outstanding,			
December 31, 1999	5,454	25,573	$ 12.05
Granted	1,006	5,567	$ 17.92
Exercised	—	(3,382)	$ 7.49
Restrictions lapsed	(1,502)	—	—
Forfeited	(77)	(1,922)	$ 15.64
Outstanding,			
December 31, 2000	4,881	25,836	$ 13.60
Granted	1,083	6,889	$ 22.45
Exercised	—	(3,113)	$ 11.82
Restrictions lapsed	(1,643)	—	—
Forfeited	(270)	(2,875)	$ 19.16
Outstanding,			
December 31, 2001	4,051	26,737	$ 15.80

The following table summarizes information about options outstanding as of December 31, 2001 (in thousands, except number of years and per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2001	Weighted Average Exercise Price
$.99 to $10.41	7,385	4.74	$ 7.38	6,026	$ 6.80
$11.00 to $14.28	5,358	6.71	$12.73	2,950	$12.15
$14.42 to $20.94	5,986	5.64	$18.94	4,210	$19.00
$20.97 to $22.56	5,713	7.59	$22.16	1,219	$22.41
$22.74 to $34.75	2,295	3.71	$26.06	537	$28.15
	26,737	5.86	$15.80	14,942	$13.33

At December 31, 2001, the total number of available shares to grant under the plans (consisting of either restricted stock or options) was 8.2 million.

NOTE J: NET INCOME PER SHARE

The calculation of net income per share for the three years ended December 31, 2001 is reflected in the following table (in thousands, except per share amounts):

Years Ended December 31,	2001	2000	1999
Net income	$121,107	$186,103	$141,441
Basic:			
Weighted average shares	174,489	177,750	180,446
Diluted:			
Weighted average shares	174,489	177,750	180,446
Common stock equivalents —stock options	7,000	8,318	4,143
Diluted shares	181,489	186,068	184,589
Net income per share:			
Basic	$ .69	$ 1.05	$ .78
Diluted	$ .67	$ 1.00	$ .77

NOTE K: QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tabulation shows certain quarterly financial data for 2001 and 2000 (in thousands, except per share amounts):

2001	Quarter 1	2	3	4	Year Ended December 31,
Net service revenues	$719,273	$648,404	$574,690	$510,483	$2,452,850
Gross margin	$310,986	$272,763	$230,565	$202,264	$1,016,578
Income before income taxes	$ 77,077	$ 61,128	$ 37,516	$ 20,563	$ 196,284
Net income	$ 47,557	$ 37,716	$ 23,147	$ 12,687	$ 121,107
Basic net income per share	$ 0.27	$ 0.22	$ 0.13	$ 0.07	$ 0.69
Diluted net income per share	$ 0.26	$ 0.21	$ 0.13	$ 0.07	$ 0.67

2000	Quarter 1	2	3	4	Year Ended December 31,
Net service revenues	$632,845	$671,000	$689,585	$705,889	$2,699,319
Gross margin	$271,049	$289,466	$295,936	$304,312	$1,160,763
Income before income taxes	$ 70,308	$ 75,921	$ 77,856	$ 77,542	$ 301,627
Net income	$ 43,380	$ 46,843	$ 48,037	$ 47,843	$ 186,103
Basic net income per share	$ .24	$ .26	$ .27	$ .27	$ 1.05
Diluted net income per share	$ .24	$ .25	$ .26	$ .26	$ 1.00

NOTE L: BUSINESS SEGMENTS

The Company has two reportable segments: temporary and consultant staffing; and permanent placement staffing. The temporary and consultant staffing segment provides specialized personnel in the accounting and finance, administrative and office, information technology, legal, advertising, marketing, and web design fields. The permanent placement staffing segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields.

The accounting policies of the segments are the same as those described in Note A: Summary of Significant Accounting Policies. The Company evaluates performance based on profit or loss from operations before interest expense, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating profit by reportable segment to consolidated results (in thousands):

Years Ended December 31,	2001	2000	1999
Net service revenues			
Temporary and consultant staffing	$2,264,162	$2,446,869	$1,922,111
Permanent placement staffing	188,688	252,450	159,210
	$2,452,850	$2,699,319	$2,081,321
Operating income			
Temporary and consultant staffing	$ 172,763	$ 232,411	$ 194,333
Permanent placement staffing	20,337	63,934	39,313
	193,100	296,345	233,646
Amortization of intangible assets	5,335	5,157	4,990
Interest income, net	(8,519)	(10,439)	(6,041)
Income before income taxes	$ 196,284	$ 301,627	$ 234,697

The Company does not report total assets by segment. The following table represents identifiable assets by business segment (in thousands):

December 31,	2001	2000
Accounts receivable		
Temporary and consultant staffing	$ 262,968	$ 365,887
Permanent placement staffing	24,281	41,689
	$ 287,249	$ 407,576

The Company operates internationally, with operations in the United States, Canada, Europe, Australia and New Zealand. The following tables represent revenues and long-lived assets by geographic location (in thousands):

Years Ended December 31,	2001	2000	1999
Revenues			
Domestic	$2,089,222	$2,397,065	$1,829,275
Foreign	363,628	302,254	252,046
	$2,452,850	$2,699,319	$2,081,321

December 31,	2001	2000
Assets, long-lived		
Domestic	$ 282,439	$ 272,673
Foreign	25,717	26,746
	$ 308,156	$ 299,419

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF ROBERT HALF INTERNATIONAL INC.:

We have audited the accompanying consolidated statements of financial position of Robert Half International Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Half International Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Francisco, California
January 18, 2002

CORPORATE DIRECTORY

DIRECTORS

ANDREW S. BERWICK, JR.
President and Chief Executive Officer of Berwick–Pacific Corporation, a real estate development company.

FREDERICK P. FURTH
Senior Partner of The Furth Firm LLP, a law firm.

EDWARD W. GIBBONS
Founding Partner of Gibbons, Goodwin, van Amerongen, a private merchant banking firm.

HAROLD M. MESSMER, JR.
Chairman, President and Chief Executive Officer.

THOMAS J. RYAN
Chairman of the Board and Chief Executive Officer of ISU International, a franchisor of independent insurance agents.

J. STEPHEN SCHAUB
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting.

M. KEITH WADDELL
Vice Chairman, Chief Financial Officer and Treasurer.

OFFICERS

HAROLD M. MESSMER, JR.
Chairman, President and Chief Executive Officer

M. KEITH WADDELL
Vice Chairman, Chief Financial Officer and Treasurer

PAUL F. GENTZKOW
Executive Vice President, Operations

ROBERT W. GLASS
Senior Vice President, Corporate Development

STEVEN KAREL
Vice President, Secretary and General Counsel

MICHAEL BUCKLEY
Vice President and Controller, Corporate Accounting

DIANE DOMEYER
Vice President and Executive Director, Technology Strategy

REESA M. STATEN
Vice President, Corporate Communications

PAULA STREIT
Vice President and Controller, Field Accounting

JAMES M. TAYLOR
Vice President, Marketing

KEVIN WHITE
Vice President and Chief Information Officer

CORPORATE HEADQUARTERS

2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

REGISTRAR AND STOCK TRANSFER AGENT

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 356-2017
(800) 231-5469 (TDD)
www.melloninvestor.com

The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge upon written request to:

Secretary
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, California 94025

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On December 31, 2001, there were approximately 2,220 holders of record of the common stock.

Following is a list by fiscal quarters of the sales prices of the stock, adjusted, as appropriate, to reflect the two-for-one stock split effected in the form of a stock dividend in June 2000:

2001	High	Low
4th Quarter	$27.89	$18.50
3rd Quarter	$27.71	$18.60
2nd Quarter	$30.90	$20.30
1st Quarter	$27.75	$20.94
2000	**High**	**Low**
4th Quarter	$38.63	$24.06
3rd Quarter	$35.31	$28.50
2nd Quarter	$32.50	$22.81
1st Quarter	$24.00	$12.34

No cash dividends were paid in 2001 or 2000. The Company, as it deems appropriate, may continue to retain all earnings for use in its business or may consider paying a dividend in the future.

Robert Half International Inc. is an equal opportunity employer.

LOCATIONS WORLDWIDE

U.S. OFFICES

ALABAMA
Birmingham

ARIZONA
Ahwatukee
Mesa
Phoenix
Phoenix - West
Scottsdale
Tucson
Tucson - Northwest

ARKANSAS
Fayetteville
Little Rock

CALIFORNIA
Bakersfield
Carlsbad
City of Industry
Cupertino/Santa Clara
Fairfield
Fremont
Fresno
Glendale
Irvine
La Jolla
La Palma
Laguna Niguel
Long Beach
Los Angeles
Modesto
Monterey
Morgan Hill
Novato
Oakland
Ontario
Oxnard
Palm Springs
Palo Alto
Pleasanton
Rancho Cordova
Riverside
Roseville
Sacramento
San Diego
San Francisco
San Jose
San Mateo
Santa Barbara
Santa Rosa
Scripps Ranch
South San Francisco
Stockton
Torrance
Visalia
Walnut Creek
Westlake Village
Westwood
Woodland Hills

COLORADO
Aurora
Boulder
Colorado Springs
Denver
Englewood
Fort Collins
Lakewood

CONNECTICUT
Danbury
Hartford
New Haven
Shelton
Stamford
Waterbury

DELAWARE
Wilmington

DISTRICT OF COLUMBIA
Washington

FLORIDA
Boca Raton
Brandon
Brickell
Fort Lauderdale
Fort Myers
Heathrow
Jacksonville - Downtown
Jacksonville - Southside
Kissimmee
Miami
Orlando
Sarasota
St. Petersburg
Sunrise
Tampa
West Palm Beach

GEORGIA
Alpharetta
Atlanta - Buckhead
Atlanta - Downtown
Atlanta - Galleria
Atlanta - South
Gwinnett
Macon
Savannah

HAWAII
Honolulu

IDAHO
Boise

ILLINOIS
Chicago
Elgin
Fairview Heights
Gurnee
Hoffman Estates
Homewood
Naperville
Northbrook
Oakbrook Terrace
Rosemont

INDIANA
Carmel
Fort Wayne
Indianapolis
Indianapolis - West
Merrillville

IOWA
Cedar Rapids
Davenport
Des Moines
West Des Moines

KANSAS
*Overland Park

KENTUCKY
Fort Mitchell
Lexington
Louisville

LOUISIANA
*Baton Rouge
*New Orleans

MAINE
Portland

MARYLAND
Baltimore
Columbia
Frederick
Greenbelt
Rockville
Towson

MASSACHUSETTS
Boston
Braintree
Cambridge
Danvers
Lexington
Springfield
Westborough

MICHIGAN
Ann Arbor
Dearborn
Detroit/Southfield
Grand Rapids
Kalamazoo
Lakeshore
Lansing
Troy

MINNESOTA
Bloomington
Burnsville
Minneapolis
Plymouth
Shoreview
St. Cloud
St. Paul
Woodbury

MISSOURI
Clayton
Creve Coeur
*Kansas City
St. Charles
St. Louis
Sunset Hills

NEBRASKA
Omaha

NEVADA
Las Vegas
Reno
Summerlin

NEW HAMPSHIRE
Manchester
Portsmouth

NEW JERSEY
Bridgewater
Jersey City
Mt. Laurel
Paramus
Parsippany
Princeton
Red Bank
Woodbridge

NEW MEXICO
Albuquerque
Rio Rancho

NEW YORK
Albany
Buffalo
Melville
New York - Midtown
New York - Wall Street
Rochester
Syracuse
Uniondale
White Plains

NORTH CAROLINA
Charlotte
Charlotte - Coliseum
Charlotte - North
Charlotte - South
Durham
Greensboro
Raleigh
Winston-Salem

NORTH DAKOTA
Fargo

OHIO
Akron
Beachwood
Canton
Cincinnati
Cleveland
Columbus
Dayton
Easton
Fairfield
North Olmsted
Sharonville
Toledo
Troy
Worthington
Youngstown

OKLAHOMA
Edmond
Oklahoma City
Tulsa

OREGON
Beaverton
Eugene
Portland

PENNSYLVANIA
Harrisburg
King of Prussia
Lancaster
Lehigh Valley
Moon
Philadelphia
Pittsburgh
Reading
Trevose
Wexford

RHODE ISLAND
Providence

SOUTH CAROLINA
Charleston
Columbia
Greenville
Spartanburg

TENNESSEE
Bartlett
Chattanooga
Knoxville
Memphis - Downtown
Memphis - East
Nashville
Nashville - West End

TEXAS
Alliance Gateway
Amarillo
Arlington
Austin
Austin - Downtown
Clear Lake
Corpus Christi
Dallas - Downtown
Dallas - Galleria
El Paso
Fort Worth
Greenspoint
Houston - Downtown
Houston - Galleria
Houston - West
Irving
Lewisville
Lubbock
Midland/Odessa
Plano
Richardson
San Antonio
San Antonio - Riverwalk
Sugar Land
The Woodlands

UTAH
Murray
Ogden
Provo
Salt Lake City

VIRGINIA
Dulles
Newport News
Norfolk
Richmond - Downtown
Richmond - West
Tysons Corner

WASHINGTON
Bellevue
Federal Way
Lynnwood
Seattle
Spokane
Tacoma
Vancouver

WISCONSIN
Appleton
Brookfield
Madison
Milwaukee

INTERNATIONAL OFFICES

AUSTRALIA
Melbourne
Parramatta
Sydney

BELGIUM
Antwerp
Brussels
Charleroi
Ghent

CANADA
Burlington
Calgary
Edmonton
Fraser Valley
Markham
Mississauga
Montreal
North York
Ottawa
Rive-Sud
Toronto
Vancouver
West Island
Winnipeg

CZECH REPUBLIC
Prague

FRANCE
Lyon
Nantes
Paris - La Defense
Paris - rue de la Banque
Paris - rue Marsollier
Versailles

GERMANY
Dusseldorf
Frankfurt

IRELAND
Dublin

THE NETHERLANDS
Amsterdam
Eindhoven
Rotterdam
Utrecht

NEW ZEALAND
Auckland

UNITED KINGDOM
Basingstoke
Birmingham
Bournemouth
Bristol
Coventry
Edinburgh
Glasgow
Guildford
Leeds
Leicester
London - Chiswick
London - City
London - West End
Manchester
Milton Keynes
Nottingham
Portsmouth
Southampton
St. Albans
Windsor
Wolverhampton

(*) Denotes independently owned and operated offices.

To phone the office nearest you, please consult your local White Pages, call us at (650) 234-6000 or visit www.rhi.com.

Accountemps®
www.accountemps.com

Robert Half®
www.roberthalf.com

RHI Management Resources®
www.rhimr.com

RHI Consulting®
www.rhic.com

OfficeTeam®
www.officeteam.com

The Affiliates®
www.affiliates.com

The Creative Group®
www.creativegroup.com


RHI

Robert Half International Inc.

www.rhi.com

2884 Sand Hill Road
Menlo Park, California 94025
Tel. (650) 234-6000